



# Deuce Drone

Transform your delivery system.

# The Problem

- Retailers need high-speed order fulfillment in order to compete with Amazon.

- Last mile delivery costs comprise more than half of total delivery expense.

- Last mile delivery is inefficient, with multiple stops and many small packages.





*"Last mile delivery is both the most expensive and time-consuming part of the shipping process."* - *Business Insider*

# The Solution

Drones turn retail stores into conveniently-located fulfillment centers

Benefits to retailer:
- **Same day delivery**
  - ○ Bypass traffic congestion and other obstacles
  - ○ Delight customers
- **Leverage existing infrastructure**
- **Increase same store sales**
- **Significant cost reduction**
  - ○ McKinsey predicts 40% cost reduction from use of drone delivery
  - ○ MIT Center for Transportation & Logistics research shows 30% drop in costs from drone use in last mile delivery





# Market Opportunity

The market opportunity for drone delivery and logistics is significant.

**$127B**    PwC estimates the emerging global market for drone-related business services could reach $127B.

**$100B**    Barclays estimates drone use will drive $100 billion in cost savings across industries by 2024.

**$22-28M**    McKinsey estimates annual cost savings of $22-$28 million through use of autonomous technology for last mile delivery.

**$1.6B**    According to MarketWatch, the global drone Delivery and Logistics market was estimated at $25M in 2018 and is expected to grow at a CAGR of 60% to reach over $1.6B by 2027.



# Business Model

Deuce Drone earns fees for the following services:

- Implementation consulting and design

- Retrofit "brick and mortar" infrastructure for drone pickup and delivery

- Software services and systems integration

- Resale of drones and related hardware

- Operation of drone delivery systems





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# Competitive Landscape

Drone delivery is an emerging industry with few competitors.

- **Matternet —** on-demand drone delivery in urban environments
  - $26 million raised from Boeing HorizonX Ventures, Swiss Post, Sony Innovation Fund, and Levitate Capital

- **Nuro —** self-driving electric vehicles for neighborhood delivery
  - $1 billion raised from SoftBank, Greylock Partners, and Gaorong Capital

- **Starship Technologies —** delivery robots for food and packages
  - $85 million raised from Morpheus Ventures, Shasta Ventures, Matrix Partners, MetaPlanet Holdings, TDK Ventures, and Qu Ventures.

- **Google Wing —** drone delivery in select markets in Virginia, Australia, and Finland



- **Amazon Prime Air —** conducting drone delivery tests in Cambridge, England

# Competitive Advantages

Deuce Drone's competitive advantages include management expertise in:



**Logistics**
Former Director of Logistics, U.S. European Command



**Aerospace**
Former CEO of Continental Aerospace Technologies and former President of Million Air Inc.



**Construction**
CEO of Burton Property Group



**Technology**
Founding Chairman and CEO of napster



**Engineering**
MIT Aerospace Engineers



# Team

Deuce Drone has a highly experienced leadership team.



**Blaine Holt**
- Brigadier General (retired)
- Former President of Million Air Inc.
- Former Director of Logistics, U.S. European Command



**Rhett Ross**
- Former CEO of Continental Aerospace
- Former President of Teledyne Energy Systems



**Phillip Burton**
- President/CEO of Burton Property Group
- Former President/CEO of BBMC/MCS



**John Fanning**
- Founding Chairman and CEO napster
- Founder of NetGames, NetMovies, NetCapital



# Team



**KJ Hardrict**
- MIT Aerospace Engineer
- MIT Space Propulsion Lab
- Stanford PhD Candidate, Aerospace Engineering



**Timmy Hussain**
- MIT Aerospace Engineer
- MIT CSAIL's Interactive Robotics Group
- Stanford PhD Candidate, Aerospace Engineering



# Summary

Deuce Drone solves last mile delivery problem

Turns retail stores into conveniently located fulfillment centers

Allows retailers to beat Amazon with:
- same day delivery, and
- significant cost reductions

Experienced team with expertise in logistics, aerospace, engineering, construction, and tech





**For more information:**

[info@deucedrone.com](mailto:info@deucedrone.com)

Deuce Drone. *Where e-commerce and brick and mortar intersect.*